

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Axel Bolte
President and Chief Executive Officer
Inozyme Pharma, Inc.
321 Summer Street, Suite 400
Boston, MA 02210

> **Re: Inozyme Pharma, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 22, 2023**
> **File No. 001-39397**

Dear Axel Bolte:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Research and Development Expense, page 117

1. You disclose on page 115 that research and development activities are central to your business model. You also disclose that from inception through December 31, 2022, you have incurred $142.1 million of research and development costs for INZ-701. Please revise your future filings to address the following to more clearly address the trends experienced during the periods presented:
    - Revise to break out the costs incurred during each period presented for INZ-701 separately for each indication.
    - If you do not track your research and development costs by indication, please disclose that fact and separately quantify the total amount of expense recognized related to INZ-701 for each period presented.
    - For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and

development expenses incurred (i.e. quantify by nature or type of expense). The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>General and Administrative Expenses, page 118</u>

2. You disclose here that the increase in General and administrative expenses from 2021 to 2022 was primarily due to an increase in personnel costs. Please revise your future filings to more clearly identify the drivers of the increase and to quantify the impact of each factor cited.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences